UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

EXTERRAN CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

30227H106
(CUSIP Number)

Joseph Miron, Esq.
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
(312) 454-1800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No: 30227H106		Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
CHAI TRUST COMPANY, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,157,415

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,157,415

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,157,415

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.57%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D
CUSIP No: 30227H106		Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
EGI-FUND B, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,849,806

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,849,806

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,849,806

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.57%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D
CUSIP No: 30227H106		Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS
EGI-FUND C, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,618,973

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,618,973

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,618,973

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D
CUSIP No: 30227H106		Page 5 of 7 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) relates to the common stock, par value $0.01 per share (“Common Stock”) of Exterran Corporation, a Delaware corporation (the “Issuer”) whose principal executive office is located at 11000 Equity Drive, Houston, Texas 77041. This Amendment No. 7 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on March 10, 2016, as amended by Amendment No. 1 on November 14, 2018, Amendment No. 2 on December 17, 2018, Amendment No. 3 on March 2, 2020, Amendment No. 4 on March 5, 2020, Amendment No. 5 on March 13, 2020, and Amendment No. 6 on May 10, 2021 (collectively, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by the information contained herein, and only those items amended are reported herein.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c) This Statement relates to Common Stock held directly by: EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company (“Fund 05-07”); EGI-Fund (08-10) Investors, L.L.C., a Delaware limited liability company (“Fund 08-10”); EGI-Fund (11-13) Investors, L.L.C., a Delaware limited liability company (“Fund 11-13”); EGI-Fund B, L.L.C., a Delaware limited liability company (“Fund B”); and EGI-Fund C, L.L.C., a Delaware limited liability company (“Fund C”).  Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”), is the non-member manager of Fund 05-07, Fund 08-10 and Fund 11-13 and the managing member of Fund B and Fund C.  In such capacity, Chai Trust may be deemed to beneficially own the shares of Common Stock held directly by Fund 05-07, Fund 08-10, Fund 11-13, Fund B and Fund C.  Chai Trust, Fund B, and Fund C are sometimes collectively referred to herein as the “Reporting Persons.”  None of Fund 05-07, Fund 08-10, or Fund 11-13 is a Reporting Person on the basis that none directly holds more than five percent of the shares of Common Stock.

The executive officers of Fund B and Fund C are as follows:

•	Samuel Zell: President. Mr. Zell is also Chairman of the Equity Group Investments division of Chai Trust (“EGI”).
•	Joseph Miron: Vice President and Secretary.
•	Mark Sotir: Vice President. Mr. Sotir is also President of EGI and serves as Executive Chairman of the Issuer’s board of directors.
•	Philip G. Tinkler: Vice President and Treasurer.

The officers and senior managing directors of Chai Trust are as follows:

•	Scott R. Peppet: President and Senior Managing Director.
•	Joseph Miron: Chief Legal Officer and Secretary.
•	Natalia Napoleon De Bens: Chief Operating Officer.
•	Mark Sotir: Vice President and Senior Managing Director. Mr. Sotir is also President of EGI.
•	Philip G. Tinkler: Chief Financial Officer.
•	Suzanne Campion: Senior Managing Director. Ms. Campion is also an executive recruiter.
•	David J. Contis: Senior Managing Director. Mr. Contis is also a Principal at Agora Advisors, Inc.
•	Mary Duke: Senior Managing Director. Ms. Duke is also a family wealth advisor.
•	Thomas P. Heneghan: Senior Managing Director. Mr. Heneghan is also the Chief Executive Officer of Equity International, a private equity firm.
•	Siobhan Murphy: Senior Managing Director. Ms. Murphy is also an attorney.
•	JoAnn Zell: Senior Managing Director. Ms. Zell is also a physician.
•	Kellie Zell: Senior Managing Director. Ms. Zell is also a homemaker.

SCHEDULE 13D
CUSIP No: 30227H106		Page 6 of 7 Pages
The business address of Samuel Zell, Joseph Miron, Mark Sotir, Philip G. Tinkler, Scott R. Peppet, Natalia Napoleon De Bens, Suzanne Campion, David J. Contis, Mary Duke, Thomas P. Heneghan, Siobhan Murphy, JoAnn Zell, Kellie Zell and each Reporting Person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person has, and to the best knowledge of any such Reporting Person, no officer or director listed in this Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  Chai Trust is a limited liability company incorporated in Illinois.  Each of Fund B and Fund C is a limited liability company incorporated in Delaware.  All of the officers and directors listed in this Item 2 are United States citizens.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On January 24, 2022, the Issuer entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Enerflex Ltd., a Canadian corporation (“Enerflex”) and Enerflex US Holdings Inc., a Delaware corporation and a direct wholly-owned subsidiary of Enerflex (“Merger Sub”).

Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a direct and wholly-owned subsidiary of Enerflex. Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger, each share of Common Stock then outstanding, other than certain excluded shares of Common Stock as described in the Merger Agreement, will be converted automatically into the right to receive 1.021 Enerflex common shares. The obligations of the parties to consummate the Merger are subject to the satisfaction or waiver of customary closing conditions set forth in the Merger Agreement. If the Merger is consummated, the Common Stock will be delisted from the New York Stock Exchange and deregistered under the Act.

Also on January 24, 2022, concurrently with the execution of the Merger Agreement, Enerflex entered into a Voting Agreement (the “Voting Agreement”) with all of the funds managed by Chai Trust that own Common Stock, including Fund 05-07; Fund 08-10, Fund 11-13, Fund B and Fund C, pursuant to which such funds agreed, among other matters, (i) to vote their shares of Common Stock in favor of the adoption of the Merger Agreement and (ii) to not transfer, sell or otherwise dispose of their shares of Common Stock without the prior written consent of Enerflex.

The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the form of the Voting Agreement, a copy of which is attached hereto as Exhibit K and incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit K:	Form of Voting Agreement dated as of January 24, 2022, by and among Enerflex and the undersigned stockholders of the Issuer’s Common Stock

SCHEDULE 13D
CUSIP No: 30227H106		Page 7 of 7 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHAI TRUST COMPANY, LLC

By:	/s/ Joseph Miron
Name: Joseph Miron
Title: Chief Legal Officer

EGI-FUND B, L.L.C.

By:	/s/ Joseph Miron
Name: Joseph Miron
Title: Vice President

EGI-FUND C, L.L.C.

By:	/s/ Joseph Miron
Name: Joseph Miron
Title: Vice President

January 25, 2022

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).